SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that Eletrobras’ Board of Directors, at a meeting held on this date, approved the sale of Eletrobras' shareholdings in Special Purpose Companies ("SPEs") held by the subsidiaries - Companhia Hidro Elétrica do São Francisco ("Chesf"), Furnas Centrais Elétricas SA ("Furnas"), Centrais Elétricas do Norte do Brasil S.A. ("Eletronorte") and Eletrosul Centrais Elétricas S.A. ("Eletrosul") and Eólica Mangue Seco 2 Geradora e Comercializadora de Energia Elétrica S.A held by EletrobrasHolding.

The aforementioned operation represents one of the steps set forth in the Business and Management Master Plan ("PDNG") 2018/2022, widely disclosed to the market through the Relevant Fact of December 17, 2017, and the Market Announcement disclosed on July 21, 2017. The purpose of the divestment initiative in SPEs, through the sale of the equity interest held by these companies through payment to Eletrobras, has the objective of promoting the settlement of debts of these subsidiaries with Eletrobras, allowing the reduction of its financial leverage and improvement in the Net Debt / EBITDA indicator.

The sale of Eletrobras' equity interests in Special Purpose Companies ("SPEs") held by the subsidiaries will take place in an auction format expected to be held on June 7, 2018, which contains 70 (seventy) SPEs, listed below.

Wind Generation SPEs	Eletrobras’ System
Shareholding Percentage (%)
Eólica Serra das Vacas Holding S.A. (EOL Serra das Vacas I a IV)	49.00%
Chapada do Piauí I Holding S.A. (EOL Santa Joana IX a XVI)	49.00%
Chapada do Piauí II Holding S.A. (EOL Santa Joana I, III, IV, V, VII e Santo Augusto IV)	49.00%
Vam Cruz I Participações S.A. (EOL Caiçara I e II e Junco I e II)	49.00%
Pedra Branca S.A.	49.00%
São Pedro do Lago S.A.	49.00%
Sete Gameleiras S.A.	49.00%
Baraúnas I Energética S.A.	49.00%

MARKET ANNOUNCEMENT

Mussambê Energética S.A.	49.00%
Morro Branco I Energética S.A.	49.00%
Baraúnas II Energética S.A.	1.50%
Banda de Couro Energética S.A.	1.70%
Brasventos Eolo Geradora de Energia S.A.	49.00%
Rei dos Ventos 3 Geradora de Energia S.A.	49.00%
Brasventos Miassaba 3 Geradora de Energia S.A.	49.00%
Geradora e Comercializadora de Energia Elétrica S.A. (EOL Mangue Seco 2)	49.00%
Santa Vitória do Palmar Holding S.A. (EOL Verace I a X) e Chuí Holding S.A. (EOL Chuí I, II, IV e V e Minuano I e II)	78.00%
Eólica Hermenegildo I S.A.	99.99%
Eólica Hermenegildo II S.A.	99.99%
Eólica Hermenegildo III S.A.	99.99%
Eólica Chuí IX S.A.	99.99%
Transmission SPEs	Eletrobras’ System
Shareholding Percentage (%)
Amazônia-Eletronorte Transmissora de Energia S.A. (AETE)	49.00%
Brasnorte Transmissora de Energia S.A. (BRASNORTE)	49.71%
Companhia de Transmissão Centroeste de Minas S.A. (CENTROESTE)	49.00%
Empresa de Transmissão do Alto Uruguai S/A (ETAU)	27.42%
Luziânia-Niquelândia Transmissora S.A. (LUZIÂNIA-NIQUELÂNDIA)	49.00%
Transmissora Matogrossense de Energia S.A. (TME)	49.00%
Companhia Transirapé de Transmissão (TRANSIRAPÉ)	24.50%

MARKET ANNOUNCEMENT

Companhia Transleste de Transmissão (TRANSLESTE)	24.00%
Companhia Transudeste de Transmissão (TRANSUDESTE)	25.00%
Uirapuru Transmissora de Energia S/A (UIRAPURU)	75.00%
Manaus Transmissora de Energia S.A. (MANAUS TR)	49.50%

It is important to mention that this Market Annoucement aims to demonstrate to shareholders and the market in general, the strategies and initiatives pursued by Eletrobras, that aims achieving the goals of its PDNG 2018-2022 and contains expectations of our Management that may constitute projections about future events involving risks, uncertainties and facts, whether known or not.

Known risks and uncertainties include, but are not limited to: economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our Reference Form, Forms 20-Fs and other documents filed with the Brazilian Securities and Exchange Commission and the Securities and Exchange Commission of the United States of America.

The Company will keep the market informed about the subject matter of this Market Announcement.

Rio de Janeiro, February 23, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.